UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

LIFEPOINT HOSPITALS, INC.

(Name of Subject Company (Issuer))

LIFEPOINT HOSPITALS, INC.

(Name of Filing Person (Offeror))

3.25% Convertible Senior Subordinated Debentures due 2025	53219LAG4
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Paul D. Gilbert

Executive Vice President and Chief Legal Officer

103 Powell Court

Brentwood, Tennessee 37027

(615) 372-8500

(Name, Address and Telephone number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michelle Rutta, Esq.

White & Case LLP

1155 Avenue of the Americas

New York, NY 10036

(212) 819-8200

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$225,000,000	$30,690

*	The transaction value is estimated only for purposes of calculating the filing fee. The purchase price of the 3.25% Convertible Senior Subordinated Debentures due 2025 (the “Debentures”), as described herein, is equal to 100% of the principal amount of those Debentures. As of January 15, 2013, $225,000,000 aggregate principal amount of the Debentures was outstanding, resulting in an aggregate maximum purchase price of $225,000,000.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the U.S. Securities Exchange Act of 1934, as amended, equals $136.40 per $1,000,000 of transaction value.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable
Form or Registration No.:	Not Applicable
Filing Party:	Not Applicable
Date Filed:	Not Applicable

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is with respect to the Indenture, dated as of August 10, 2005 (the “Indenture”), between LifePoint Hospitals, Inc., a Delaware corporation, as Issuer (the “Company”) and The Bank of New York Mellon Trust Company, N.A., as successor trustee to Citibank, N.A., a national banking association, (the “Trustee”).

This Schedule TO is filed by the Company with respect to the right of each holder (the “Holder”) of the Debentures to sell, and the obligation of the Company to purchase, the Debentures as set forth in the Company Notice for 3.25% Convertible Senior Subordinated Debentures due 2025, dated January 17, 2013 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Repurchase Option”).

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Items 1 through 9.

The Company is the issuer of the Debentures and is obligated to repurchase all of the Debentures that are properly tendered by the Holders under the terms and subject to the conditions set forth in the Indenture, the Debentures and the Repurchase Option. The Debentures are convertible into shares of common stock, $0.01 par value, of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Debentures. The Company maintains its principal executive offices at 103 Powell Court, Brentwood, Tennessee 37027, and the telephone number there is (615) 372-8500. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Repurchase Option is incorporated by reference into this Schedule TO.

Item 10.  Financial Statements.

Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to surrender the Debentures to the Company because (i) the consideration being paid to Holders surrendering Debentures consists solely of cash, (ii) the Repurchase Option is not subject to any financing condition, (iii) the Repurchase Option applies to all outstanding Debentures and (iv) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

Item 11.  Additional Information.

(a)	Not applicable.

(c)	Not applicable.

Item 12.  Exhibits.

(a)(1)	Company Notice for 3.25% Convertible Subordinated Debentures due 2025, dated January 17, 2013.

(b)	Credit Agreement, dated as of July 24, 2012, among LifePoint Hospitals, Inc., as borrower, the lenders referred to therein, Citibank, N.A. as administrative agent, Bank of America, N.A. and Barclays Bank PLC, as co-syndication agents, and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Barclays Bank PLC, as joint lead arrangers and joint bookrunners (Filed as Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, filed on July 27, 2012 (File No. 000-51251) and incorporated herein by reference).

(d)	Indenture, dated August 10, 2005, between LifePoint Hospitals, Inc., as Issuer, and Citibank, N.A., as Trustee (Filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K dated August 10, 2005 (File No. 000-51251) and incorporated herein by reference).

(g)	None.

(h)	None.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIFEPOINT HOSPITALS, INC.

By:	/s/	Jeffrey S. Sherman
	Name:	Jeffrey S. Sherman
	Title:	Executive Vice President and Chief Financial Officer

Dated:  January 17, 2013

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Company Notice for 3.25% Convertible Subordinated Debentures due 2025, dated January 17, 2013.

(b)	Credit Agreement, dated as of July 24, 2012, among LifePoint Hospitals, Inc., as borrower, the lenders referred to therein, Citibank, N.A. as administrative agent, Bank of America, N.A. and Barclays Bank PLC, as co-syndication agents, and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Barclays Bank PLC, as joint lead arrangers and joint bookrunners (Filed as Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, filed on July 27, 2012 (File No. 000-51251) and incorporated herein by reference).

(d)	Indenture, dated August 10, 2005, between LifePoint Hospitals, Inc., as Issuer, and Citibank, N.A., as Trustee (Filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K dated August 10, 2005 (File No. 000-51251) and incorporated herein by reference).

(g)	None.

(h)	None.